Kathleen L. Werner
Partner

TEL +1 212 878 8526
FAX +1 212 878 8375
kathleen.werner@cliffordchance.com

April 15, 2013

VIA EDGAR AND BY FEDERAL EXPRESS

Stacie Gorman

Jennifer Gowetski

Mail Stop 3010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                             Corporate Property Associates 18 — Global Incorporated
Pre-Effective Amendment No. 3 to the Registration Statement on Form S-11
Filed on April 15, 2013
File No. 333-185111

Dear Ms. Gorman and Ms. Gowetski:

On behalf of our client, Corporate Property Associates 18 — Global Incorporated, a Maryland corporation (the “Company”), we transmit for filing the Company’s Pre-Effective Amendment No. 3 to the Registration Statement on Form S-11 (the “Registration Statement”).  Pre-Effective Amendment No. 3 to the Registration Statement includes changes made in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated March 28, 2013, with respect to Pre-Effective Amendment No. 2 to the Registration Statement filed by the Company on March 15, 2013.

Set forth below are the Company’s responses to the Staff’s March 28, 2013 comments.  The responses are set out in the order in which the comments were set out in the Staff’s letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Pre-Effective Amendment No. 3 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes made to Pre-Effective Amendment No. 2 to the Registration Statement.  All page references in the responses below are to the pages of the blacklined version of Pre-Effective Amendment No. 3 to the Registration Statement.

Questions And Answers About This Offerings, page 4

Why are we offering two classes of our common stock …, page 10

1.                                      We note your response to comment 2 of our letter dated February 7, 2013.  We note that shares will be redeemed at 95% of the initial purchase price, and later at 95% of NAV based on the class of shares.  Please revise your disclosure to briefly explain why each class is subject to the same 5% surrender charge despite the difference in fees paid by each class up front and on an ongoing basis.

In response to the Staff’s comment, the disclosure has been revised as requested on pages 14 and 173.

Prospectus Summary, page 16

Compensation, page 22

2.                                      We note your response to comment 5 our letter dated February 7, 2013.  In response to your comment, you revised your disclosure to state, “Distributions are in addition to all other fees and distributions described in this section.”  It appears that you may be referring only to the “Operational Stage” section.  Please revise your disclosure to state that distributions made based on the “special general partner profits interest” will be in addition to all of the other fees, including any fees payable to the advisor upon a listing or liquidity transaction.  Please also revise pages 64 and 65 as appropriate.

In response to the Staff’s comment, the disclosure has been revised as requested on pages 25 and 64.

If you have any questions or if we may be of any further assistance, please do not hesitate to contact me at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

Enclosures

cc:	Trevor P. Bond
Michael McTiernan, Assistant Director, United States Securities and Exchange Commission
Rochelle Plesset